==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                  SCHEDULE TO
                                (Rule 14d-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
          OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ------------------

                           HOUGHTON MIFFLIN COMPANY
                      (Name of Subject Company (Issuer))

                            VIVENDI UNIVERSAL, S.A.
                              SORAYA MERGER INC.
                     (Names of Filing Persons (Offerors))

                              ------------------


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (including associated rights)
                        (Title of Class of Securities)
                              ------------------

                                   44156010
                     (CUSIP Number of Class of Securities)

                              ------------------

                         George E. Bushnell, III, Esq.
                     c/o Vivendi Universal Holding I Corp.
                        800 Third Avenue, Seventh Floor
                           New York, New York 10022
                            Telephone: 212-572-7855
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copy to:
                             Faiza J. Saeed, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000

                          Calculation of Filing Fee:

==============================================================================
      Transaction Valuation*                 Amount of Filing Fee
------------------------------------------------------------------------------
          Not applicable.                      Not applicable.
==============================================================================
*Set forth in the amount on which the filing fee is calculated and state how it was determined.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
==============================================================================

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Houghton Mifflin Company. At the time the tender offer is commenced, Vivendi Universal will file a Tender Offer Statement and Houghton Mifflin Company will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Houghton Mifflin Company, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.

[VIVENDI UNIVERSAL LOGO]



                      VIVENDI UNIVERSAL AGREES TO ACQUIRE
            HOUGHTON MIFFLIN IN TRANSACTION VALUED AT $2.2 BILLION

               O    VIVENDI UNIVERSAL PUBLISHING (VUP) WIL BECOME NO. 2

               O    WORLDWIDE IN EDUCATION FIELD

               O VUP WILL BE AMONG THE LEADERS IN THE UNITED STATES FOR PRIMARY EDUCATION MATERIALS

               O    VUP TO DIVEST PROFESSIONAL INFORMATION DIVISION

PARIS AND BOSTON, JUNE 1, 2001 - Vivendi Universal (Paris Bourse: EXFP; NYSE:
V), announced today that it has agreed with Boston-based Houghton Mifflin Company (NYSE: HTN), a leading U.S. educational publisher, to acquire all of the outstanding shares of Houghton Mifflin, pursuant to a cash tender offer at $60 per share. The Boards of both companies have approved this transaction unanimously.

The acquisition is to be accomplished through a cash tender offer for all of Houghton Mifflin's common stock at a price of $60 per share. Following completion of the tender offer and necessary approvals, Vivendi Universal would consummate a merger in which all of the remaining Houghton Mifflin shareholders will receive the same price paid in the tender offer in cash. The transaction is subject to regulatory approvals and to other customary conditions, including the tender of at least two-thirds of the Houghton Mifflin shares.

Based on a total consideration of approximately $2.2 billion, which includes the assumption of Houghton Mifflin's average net debt of $500 million, the offer price represents 1.9 times 2001 estimated revenues of Houghton Mifflin,
7.7 times 2001 estimated EBITDA (earnings before interest, taxes, depreciation and amortization) and 10.7 times estimated EBITDA after book plate amortization.

With education as a growth sector worldwide, and following more than ten years of consolidation, the education market is now global. This acquisition is consistent with Vivendi Universal's strategic plan, which is on target to make each of its content business units world leaders in their respective fields.

As a result of the acquisition, combined annual sales will total $2.2 billion, boosting Vivendi Universal Publishing's position worldwide to the No. 2 spot from No. 5 in the education field. Already a leader in France, Spain and Brazil, with a very strong market share throughout Europe and Latin America, with this transaction, VUP will become an education publishing leader in the U.S.

The transaction, which is subject to regulatory approvals, will be financed largely by the divestiture of Vivendi Universal Publishing's Professional Information Division and Free Sheets, following the work councils information and consultation. These businesses are more cyclical than education publishing.

The acquisition will allow Vivendi Universal to undertake immediate synergies in production/logistics and corporate restructuring with Vivendi Universal Publishing's U.S. operations. VUP estimates that those synergies will reach at least $75 million per year at the EBITDA level before the end of 2002. Thanks to the financing of the transaction, mostly

                                    (more)
through asset sales, the transaction will have no significant impact on Vivendi Universal's balance sheet, and will be accretive for Vivendi Universal shareholders at EDITDA/share level from year one, both before and after synergies. After pro forma synergies, this accretion is over 2%. As a result of the transaction, Vivendi Universal is strengthening its core content businesses, gaining a worldwide leadership position in education.

Commenting on today's announcement, Jean-Marie Messier, Chairman and Chief Executive Officer of Vivendi Universal, said: "The acquisition of Houghton Mifflin propels Vivendi Universal Publishing to the No. 2 position worldwide in education publishing and significantly enhances its position in the U.S. textbook market."

Mr. Messier continued, "This strategic acquisition is another step forward for Vivendi Universal to achieve world leadership in key content segments. It will put us in an excellent position to capitalize on the growth of the education sector by leveraging the content and technologies of both companies across all of Vivendi Universal. Our priority is to develop the most attractive and compelling content offering on all devices and platforms for our consumers. We now have worldwide leadership positions in music, film, games, and education. Thanks to the arbitrage within our publishing portfolio, the acquisition will not impact our balance sheet and will be accretive to our shareholders."

"This transaction represents a new and exciting chapter in Houghton Mifflin's history," said Nader F. Darehshori, Houghton Mifflin Company's Chairman, President and Chief Executive Officer. "By combining with Vivendi Universal, we become an integral part of a global publishing powerhouse - a company with international scale, rich content and vast digital and distribution capacity. Financially, this transaction provides immediate value to our shareholders, and, as part of Vivendi Universal's publishing operations, Houghton Mifflin will have the financial resources, talent and tools to further accelerate our own growth in the digitization of our products and services, as well as new channels of distribution for our authors, greater opportunities for our employees, and a broader range of products for our customers. Finally, Vivendi Universal respects our nearly 170-year heritage and great brand names, and have stated their intent to maintain our presence in Boston."

Agnes Touraine, Vice Chairman and CEO of Vivendi Universal Publishing, said, "Education is a growth sector worldwide, driven by rising enrollments and increased government spending. After a decade of consolidation, the education market has now become global. The U.S. is the largest and most dynamic market in the world. Houghton Mifflin presents a tremendous growth opportunity for our company, and I welcome them very warmly. With the acquisition of Houghton Mifflin, VUP will be present in four languages - French, English, Spanish and Portuguese. It will also strengthen prominent local brands, including Houghton Mifflin, Larousse, Anaya, Knowledge Adventure, and will give us a real competitive advantage compared to U.S./U.K.-centric companies. VUP will also have a strong position on as many platforms as possible, including the Internet, publishing and CD- ROM.

"I also would like to extend my strong thanks to and admiration for all the teams of the professional information division that will soon leave our company," she continued. "I would like to say how impressed I am by their tremendous performance and many accomplishments in recent years."

When this transaction is completed, VU Publishing will be focused on three main segments: Games, Education and Literature, and Health. Approximately 48% of VUP's revenues will come from the U.S. and the remainder from Europe and the rest of the world. VUP will also maintain its presence in news and economic publications, with Groupe Express, Groupe Expansion and Groupe Etudiant.

                                    (more)

With consolidated sales in excess of $1.0 billion, Houghton Mifflin is the fourth largest U.S. educational publisher, and one of the oldest publishing houses founded in Boston in 1832. Houghton Mifflin is a pure play educational publisher (roughly 90% of sales) serving all the components of the market (elementary and secondary schools, supplemental, testing and college) and utilizing multiple platforms (core basal textbooks, supplemental materials, assessment, instructional technology). The company also publishes an extensive line of reference works and fiction and non-fiction for adults and young readers, including The Lord of the Rings and provides computer-testing capabilities to the corporate market.

Houghton Mifflin has strong positions in K-12 (70% of sales). It ranks number four in elementary, number three in secondary and testing. Its core business areas include Reading, Math and Language Arts. The company is also the fourth largest college publisher with strong position in the advance placement market.

ABOUT VIVENDI UNIVERSAL

MEDIA AND COMMUNICATIONS AND ENVIRONMENTAL SERVICES: The media and communications business is divided into five business segments: Music, Publishing, TV and Film, Telecoms and Internet. The MUSIC business is conducted though Universal Music Group, which produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights in 63 countries worldwide. The PUBLISHING business is Europe's premier publisher of information providing content across multiple platforms, including print, multimedia, on the wired Internet and to PDAs via WAP (Wireless Application Protocol) technology. The Publishing business is a content leader in five core markets: education, games, healthcare information, local services and business and general information. The TV AND FILM business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world. The TELECOMS business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe. The INTERNET business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers. VIVENDI ENVIRONNEMENT, is a 63-percent effectively owned subsidiary of Vivendi Universal, which operates the environmental services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services and power generation, and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

The Company's corporate website is located at http://www.vivendiuniversal.com. The Company's financial website is located at http://finance.vivendiuniversal.com.

ABOUT HOUGHTON MIFFLIN

HOUGHTON MIFFLIN is a leading publisher of textbooks, instructional technology, assessments and other education materials for elementary and secondary schools and colleges. While it has a presence in segments of educational products, it has an exceptionally strong position

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


in K-12 (70% of total sales). The company also publishes an extensive line of referenceworks and fiction and non-fiction for adults and young readers. The company's web site is located at http://www.hmco.com.

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Target. At the time the tender offer is commenced, Parent will file a Tender Offer Statement and Target will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Target, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.


CONTACTS:
VIVENDI UNIVERSAL PUBLISHING                   HOUGHTON MIFFLIN
MEDIA RELATIONS:                               MEDIA RELATIONS:
Paris                                          Margaret Sherry
Marie- Francoise Martinez                      617-351-5113
011-33-1-53-53-38-20
                                               INVESTOR RELATIONS:
VIVENDI UNIVERSAL - CORPORATE                  Susan E. Hardy
PARIS                                          617-351-5114
Alain Delrieu
011-33-1-71-71-1341                            VIVENDI UNIVERSAL - CORPORATE
                                               INVESTOR RELATIONS:
Antoine Lefort                                 PARIS
011-33-1-71-71-1180                            Ariane de Lamaze
                                               011-33-1-71-71-1084
NEW YORK
Anita Larsen                                   NEW YORK
212-572-1118, or                               Eileen McLaughlin
407-503-0094, or                               212-572-8961
Mia Carbonell
212-572-7556








                                    (more)

VIVENDI
  UNIVERSAL

                         ---------------------------


                             PROPOSED ACQUISITION

                              OF HOUGHTON MIFFLIN

                         ---------------------------

                          IMPORTANT LEGAL DISCLAIMER
                         ---------------------------

   The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Target. At the time the tender offer is commenced, Parent will file a Tender Offer Statement and Target will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

         The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Target, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.

         This document contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.


                                                                  VIVENDI
                         ---------------------------
                                                                     UNIVERSAL

                        ACQUISITION OF HOUGHTON MIFFLIN
                         ---------------------------

o VU launches a tender offer on Houghton Mifflin at 60$ per share for a total consideration of 1.77bn$ (+ average net debt of 480M$) and becomes no. 2 worldwide in education

o Acquisition to be largely refinanced by the disposal of VUP free sheets, trade fairs and professional press businesses

                                                                       VIVENDI
                     ---------------------------
                                                                     UNIVERSAL

                              STRATEGIC RATIONALE
                         ---------------------------

o    Moving from cyclical business to long term steady growth

o    Consolidation of VU strategy on edutainment products

o    Benefiting from the value of synergies

o    VUP now refocused on:

     o   education (edutainment, e-learning):        no. 2 worldwide
                                                     Euros 2.3bn sales

     o   games:                                      no. 2 worldwide on PC
                                                     Euro 0.4bn sales

     o   health:                                     a worldwide leader
                                                     Euro 0.4bn sales

                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

                            VU CURRENT POSITIONING
                             IN KEY CONTENT AREAS
                          ---------------------------

o      Consumer focused: edutainment

o      Achieve leadership in key "must have contents"

       o    Music: no. 1 worldwide

       o    Films: no. 2 worldwide

       o    Games: no. 1 worldwide on line and no. 2 on PC

       o Sports: European leader following alliance with RTL Group and JC Darmon

       o    Education: global player and no. 5 worldwide

o Focus on content to which VU will add value, by distributing on an international basis and on all platforms to reach a worldwide leadership in all fields

                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

                         EDUCATION: A GROWTH BUSINESS
                          ---------------------------

o      A Euros 25bn market worldwide

o      Favorable demographic trends, increased enrollments

o      Increasing political motivation and government spending,

       o particularly in the US: budget surpluses, World's largest education market (50% of global market)

       o    and Brazil

o      Strong competitive advantage


                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

                            EDUCATION GOES DIGITAL
                          ---------------------------


o    Digitalization changes production process: e-production

o    Increased customization: going from product to services

o Increased penetration of computers in schools (93% of US schools) and homes. Trend towards integrated learning systems

o    Supplemental, testing, remediation

                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

                    DIGITAL REVOLUTION DRIVES CONSOLIDATION
                          ---------------------------

o    If curriculums are local...

o    ...technology is global (engine, classroom administration, ILS)

o    ...so are content databases

o    Know-how is key

                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

                      EDUCATION BECOMING A GLOBAL MARKET
                          ---------------------------

                               GRAPHIC OMITTED

US                                                      UK
o Pearson:          no. 1                               o Reed:    no. 1
o McGraw-Hill:      no. 2                               o Pearson: no. 2
o Reed/Harcourt:    no. 3
o Houghton Mifflin: no. 4


BRAZIL                                                  FRANCE
o VUP:         no. 1                                    o VUP:      no. 1
o Santillana:  no. 2                                    o Hachette: no. 2


OTHER LATIN AMERICA                                     SPAIN
o Santillana:  no. 1                                    o VUP:         no. 1
o VUP:         no. 2/3                                  o Santillana:  no. 2


                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

                     VUP IN EDUCATION: #5 WORLDWIDE TODAY
                          ---------------------------


Key worldwide Players 2000 Revenues in                  VUE Key Metrics
        Education and Literature
           (million Euros)


                     Recent acquistions          Total sales 2000A: Euro 1.2bn
                  contributions to 2000 sales    o/w USA:                 15%

                                                 Europe & RoW             85%

                                                 EBITDA 2000A: Europ 0.16bn

[Chart omitted]




                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

                      TODAY: VUE HAS IMPRESSIVE POSITIONS
                          ---------------------------


CHART




                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

                      VUE HAS STRONG KNOW-HOW ON INTERNET
                          ---------------------------


o education.com: the only global internet initiative addressing 3 target audiences simultaneously

o    Core target: parents (caretakers)

     o      direct purchasing

     o      recommendation to children

     o      end-use

o    Secondary target: children

     o      end-use (main target)

     o      recommendation to parents and to other children

o    Complementary target: teachers

     o      recommendation to parents and children

     o      end-use

                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

                          HOUGHTON MIFFLIN: KEY FACTS
                          ---------------------------


o    Founded in 1832, well established Boston-based company

o    2001B Sales of $1.2bn of which 97% in the US

o    EBITDA margin of 25% in 2001B

o    Market capitalization of $1.3bn
     (April 25, 2001, unaffected price)

o    3,500 employees

                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

                    HOUGHTON MIFFLIN: 70% OF SALES IN K-12
                          ---------------------------

CHART





                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

     HOUGHTON MIFFLIN HAS STRONG MARKET POSITIONS IN READING AND MATH...

          ----------------------------------------------------------

     Houghton Mifflin Market Positioning             Key Strengths

     o  Houghton Mifflin products are         o  #4 player in the K-12 US market
        focused on
        o   Reading                           o  #1 in K 6/8 in Reading,
        o   Languages Arts                       Language Arts and Math
        o   Maths
                                              o  #1 in K6/12 in Math, History,
     o  These 3 disciplines account              World Languages, #2 in
        for 75% of the elementary                Language Arts
        market
                                              o  # 4 in K-12 test market,
     o  60-65% of Houghton Mifflin K-12          high growth and profitable
        sales are derived from Reading           activity
        and Languages Arts

     o  15% of Houghton Mifflin K-12
        sales are derived from Maths

          ----------------------------------------------------------

           HOUGHTON MIFFLIN ALSO HAS STRONG POSITIONS IN ASSESSMENT
                          ---------------------------


o    # 4 in K-12 test market (Riverside), high growth and profitable activity

     o      Well known and respected K-12 group clinical testing brands

     o Ability to deliver assessment content and information in both printed and electronics formats



o A 900M$ market (group and clinical assessment) that is growing at 7-10% annually

o Increasing State testing programs (federal and state legislation requiring greater accountability for ignored student performance)

o Growth areas: custom states CRT, on-line assessment, interactive reporting and data aggregation on the Internet with links to curriculum content

                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

                      ALSO PRESENT IN COLLEGE AND TRADE
                          ---------------------------



o Profitable and balanced College portfolio (2001B sales of $175M or 15% of total revenues)

     o      no. 1 in the growing Advanced Placement market

     o      focus on 18 of the 35 disciplines in college curriculum

o Strong and profitable Trade and Reference division (2001B sales of $100M or 9% of total revenues)

     o      recognized quality in inprints

     o      high authors' oyalty

     o focus on juvenile (40% of sales), dictionaries (19% of sales) and adult fiction (31% of sales)

                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

                             STRONG PROFITABILITY

          ----------------------------------------------------------

                                Key Financials

M$                              2000A                   2001B
                                                    (adoption years)



Revenues                        1,028                   1,159
% growth                        8.2%                    >10%
                                                               '01 growth driven
EBITDA stand-alone              244                             by adoption
% Margin                        25.0%                   ~25% --'02 driven by
                                                                synergies
EBITDA after book plate amort.  191
% Margin                        18.6%                   ~18%

EBITA                           174
% Margin                        16.9%                   ~16%

Capex                           (23)

Cash Earnings                    95

Shareholder's Equity            413

Net Financial Debt              423

Goodwill                        431

                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

                                COSTS SYNERGIES
                          ---------------------------


o    The acquisition would generate immediate cost synergies of circa $40M in:

     o production (paper purchases, printing and binding) and logistics (distribution, freight and transport): ~ $20M

     o      corporate restructuring of US operations ($20M)

     o      G&A (Houghton Mifflin's corporate overheads)


                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

                       REVENUES AND TECHNOLOGY SYNERGIES
                          ---------------------------


o Revenues synergies resulting from the combination of VUP and Houghton Mifflin (digitalization, image data bank, content combination and international)

o    Technology, internet-related costs

     ------> Total synergies of $75M at the EBITDA level

     ------> Completed over a 18-month period

                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

                                OFFERED PRICE
                          ---------------------------


o Acquisition of all Houghton Mifflin outstanding common shares at a price of $60 per share

            Number of share outstanding (1):          29.5 million
            Price per share:                          60$
                                                      -------------
            CONSIDERATION                             1.768 M$

            Avg. Net Debt                               480 M$
                                                      -------------
            ENTERPRISE VALUE:                         2,248 M$




(1)  Fully diluted treaaury shares method

                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

                               PRICE BENCHMARK
                          ---------------------------


o    TOTAL CONSIDERATION OF $2.2BN:

                = 1.9x 2001e sales
                = 7.7x 2001e EBITDA before synergies
                = 10.7x 2001e EBITDA post book plate amortization before
                              synergies

o    SYNERGIES REPRESENT 25% OF 2001 EBITDA

                                               SALES    EBITDA   EBITDA
o    PUBLIC COMPANIES BENCHMARK:                        PRE-PUB  POST-PUB

            o   McGraw Hill (2001)              3.0x     11.0x     13.5x

            o   John Wiley (2001)               2.0x      8.2x      9.9x

o    RECENT TRANSACTIONS:

            o   Harcourt (LTM)                  2.4x               12.7x

            o   Simon & Schuster (LTM)          2.4x               14.4x


                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

                       ACQUISITION FINANCED BY DISPOSALS
                          ---------------------------


o    Most significant parts of VUP Information to be disposed of:

    (Euro M)                                     2001 Sales        2001 EBITDA
                                                 Estimated          Estimated

         Trade Magazines and
         Trade Shows                                 600               87

         Free Sheets                                 370               35


                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

VIVENDI
  UNIVERSAL
                          ---------------------------




                             PROPOSED ACQUISITION

                              OF HOUGHTON MIFFLIN


                                                                       VIVENDI
                          ---------------------------
                                                                     UNIVERSAL

                             PROPOSED ACQUISITION
                              OF HOUGHTON MIFFLIN

                        ACQUISITION OF HOUGHTON MIFFLIN

          ----------------------------------------------------------


     o VU launches a tender offer on Houghton Mifflin at 60$ per share for a total consideration of $ 1.77bn (+ average net debt of $ 480M) and becomes no.2 worldwide in education

     o Acquisition to be largely refinanced by the disposal of VUP free sheets, trade fairs and professional press businesses

          ----------------------------------------------------------

                         HOUGHTON MIFFLIN: KEY FACTS

          ----------------------------------------------------------


     o    Founded in 1832, well established Boston-based company

     o    2001B Sales of $1.2bn of which 97% in the US

     o    EBITDA margin of 25% in 2001B

     o    Market capitalization of $1.3bn (April 25, 2001, unaffected price)

     o    3,500 employees

          ----------------------------------------------------------

                    HOUGHTON MIFFLIN: 70% OF SALES IN K-12

          ----------------------------------------------------------


Segments                Houghton Mifflin Divisions                      Activities

                        School Division                                 K-6/8 textbooks and ancillary
                        McDougal Littell                                Grades 6-12 textbooks and ancillary
K-12                    Great Source                                    K-12 Supplementals
2001B: $850M            Sunburst Technology Corp.                       K-12 Software & Video
                        Riverside Publishing                            Testing & Assessment
                           Incl. Virtual Learning Technologies          Online testing
                        Classwell                                       Online resources for K-12 teachers


Higher Education        College Division                                Textbooks and ancillary
2001B: $175M


Other                   Trade & Reference Division                      Adult & kids literature and Reference
2001B: $135M            Computer Adaptive Technologies                  Adult online testing for corporations



          ----------------------------------------------------------

      HOUGHTON MIFFLIN HAS STRONG MARKET POSITIONS IN READING AND MATH...

          ----------------------------------------------------------

     Houghton Mifflin Market Positioning             Key Strengths

     o  Houghton Mifflin products are         o  #4 player in the K-12 US market
        focused on
        o   Reading                           o  #1 in K 6/8 in Reading,
        o   Languages Arts                       Language Arts and Math
        o   Maths
                                              o  #1 in K6/12 in Math, History,
     o  These 3 disciplines account              World Languages, #2 in
        for 75% of the elementary                Language Arts
        market
                                              o  # 4 in K-12 test market,
     o  60-65% of Houghton Mifflin K-12          high growth and profitable
        sales are derived from Reading           activity
        and Languages Arts

     o  15% of Houghton Mifflin K-12
        sales are derived from Maths

          ----------------------------------------------------------

                       HOUGHTON MIFFLIN ALSO HAS STRONG
                           POSITIONS IN ASSESSMENT

          ----------------------------------------------------------

     o # 4 in K-12 test market (Riverside), high growth and profitable activity

          o    Well known and respected K-12 group clinical testing brands

          o Ability to deliver assessment content and information in both printed and electronics formats

                               [Graphics omitted]

                  The           Stanford
                  Iowa          Binet                   Assess 2 Learn
                  Tests         Intelligence Scales

     o A $900M market (group and clinical assessment) that is growing at 7-10% annually

     o Increasing State testing programs (federal and state legislation requiring greater accountability for ignored student performance)

     o Growth areas: custom states CRT, on-line assessment, interactive reporting and data aggregation on the Internet with links to curriculum content

          ----------------------------------------------------------

                       ALSO PRESENT IN COLLEGE AND TRADE

          ----------------------------------------------------------


     o    Profitable and balanced College portfolio
          (2001B sales of $175M or 15% of total revenues)

          o    No.1 in the growing Advanced Placement market

          o    Focus on 18 of the 35 disciplines in college curriculum

     o Strong and profitable Trade and Reference division (2001B sales of $100M or 9% of total revenues)

          o    Recognized quality in inprints

          o    High authors' loyalty

          o Focus on juvenile (40% of sales), dictionaries (19% of sales) and adult fiction (31% of sales)


                              [Graphics omitted]


          ----------------------------------------------------------

                                 OFFERED PRICE

          ----------------------------------------------------------


     o Acquisition of all Houghton Mifflin outstanding common shares at a price of $60 per share

                Number of share outstanding (1):        29.5 million
                Price per share:                        $60
                                                        ---------
                CONSIDERATION                           $1.768 M

                Avg. Net Debt                             $480 M
                                                        ---------
                ENTERPRISE VALUE:                       $2,248 M

     (1)  Fully diluted treasury shares method


          ----------------------------------------------------------

                                PRICE BENCHMARK

          ----------------------------------------------------------


     o    Total consideration of $2.2bn:

               = 1.9x 2001e sales
               = 7.7x 2001e EBITDA before synergies
               = 10.7x 2001e EBITDA post book plate amortization before
                 synergies

     o    Synergies represent 25% of 2001 EBITDA


                                                Sales   EBITDA          EBITDA
                                                        pre-pub         post-pub

     o    Public companies benchmark:

          o    McGraw Hill (2001)               3.0x    11.0x            13.5x
          o    John Wiley (2001)                2.0x     8.2x             9.9x

     o    Recent transactions:

          o    Harcourt (LTM)                   2.4x                     12.7x
          o    Simon & Schuster (LTM)           2.4x                     14.4x


          ----------------------------------------------------------

                             STRONG PROFITABILITY

          ----------------------------------------------------------

                                Key Financials

M$                              2000A                   2001B
                                                    (adoption years)



Revenues                        1,028                   1,159
% growth                        8.2%                    >10%
                                                               '01 growth driven
EBITDA stand-alone              244                             by adoption
% Margin                        25.0%                   ~25% --'02 driven by
                                                                synergies
EBITDA after book plate amort.  191
% Margin                        18.6%                   ~18%

EBITA                           174
% Margin                        16.9%                   ~16%

Capex                           (23)

Cash Earnings                    95

Shareholder's Equity            413

Net Financial Debt              423

Goodwill                        431


          ----------------------------------------------------------

                                COSTS SYNERGIES

          ----------------------------------------------------------

     o    The acquisition would generate immediate cost synergies of circa
          $40M in:

     o Production (paper purchases, printing and binding) and logistics (distribution, freight and transport): ~ $20M

     o    Corporate restructuring of US operations ($20M)

     o    G&A (Houghton Mifflin's corporate overheads)

          ----------------------------------------------------------

                       REVENUES AND TECHNOLOGY SYNERGIES

          ----------------------------------------------------------


     o Revenues synergies resulting from the combination of VUP and Houghton Mifflin (digitalization, image data bank, content combination and international)

     o    Technology, internet-related costs

          o    Total synergies of $75M at the EBITDA level

          o    Completed over a 18-month period

          ----------------------------------------------------------

                       ACQUISITION FINANCED BY DISPOSALS

          ----------------------------------------------------------


     o    Most significant parts of VUP Information to be disposed of:

          (Euro M)                      2001 Sales      2001 EBIDTA
                                        Estimated        Estimated
         Trade Magazines and
         Trade Shows                      600                87

         Free Sheets                      370                35


          ----------------------------------------------------------

                              STRATEGIC RATIONALE

          ----------------------------------------------------------


     o    Moving from cyclical business to long term steady growth

     o    Consolidation of VU strategy on edutainment products

     o    Benefiting from the value of synergies

     o    VUP now refocused on:

          o    Education (edutainment, e-learning):   no.2 worldwide
                                                      Euros 2.3bn sales

          o    Games:                                 no.2 worldwide on PC
                                                      Euro 0.4bn sales

          o    Health:                                a worldwide leader
                                                      Euro 0.4bn sales


          ----------------------------------------------------------

                            VU CURRENT POSITIONING
                             IN KEY CONTENT AREAS

          ----------------------------------------------------------

     o    Consumer focused: edutainment

     o    Achieve leadership in key "must have contents"

               o    Music: no.1 worldwide

               o    Films: no.1 worldwide

          o    Games: no.1 worldwide on line and no.2 on PC

          o Sports: European leader following alliance with RTL Group and JC Darmon

          o    Education: global player and no.5 worldwide

     o Focus on content to which VU will add value, by distributing on an international basis and on all platforms to reach a worldwide leadership in all fields


          ----------------------------------------------------------

           VIVENDI
           UNIVERSAL
          ----------------------------------------------------------

                             PROPOSED ACQUISITION
                             OF HOUGHTON MIFFLIN